RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
July 23, 2013
(Unaudited)

At a reconvened Special Meeting of Shareholders of Virtus International Equity Fund, a series of Virtus Opportunities Trust, held on July 23, 2013, shareholders voted on the following proposal:

Number of Eligible Shares
Voted:                              For         Against     Abstain



To approve a Subadvisory
Agreement between Virtus
Investment Advisers, Inc. and
Euclid Advisors LLC                1,890,976.000    0    2,279.885







Shareholders of the Fund voted to approve the above proposal.